March 7, 2013

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn

Re:	Woodward, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 15, 2012
File No. 000-08408

Ladies and Gentlemen:

Set forth below are the responses of Woodward, Inc. (“Woodward,” the “Company,” “we,” “us,” or “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated February 21, 2013, with respect to the Annual Report on Form 10-K for the fiscal year ended September 30, 2012, filed November 15, 2012. For your reference, we have repeated below in italics the Staff’s comments immediately prior to the responses.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data, page 49

Note 1. Operations and summary of significant accounting policies, page 55

Note 5. Financial Instruments and Fair Value Measurements, page 62

1. We note that cash and cash equivalents include reverse repurchase agreements. Please provide us with an explanation of the significant terms of the reverse repurchase agreements. Please also quantify the impact of these agreements on your balance sheet at each reporting date. Finally, discuss how you account for these reverse repurchase agreements, citing relevant authoritative literature.

Response:

Beginning in December 2011, Woodward has maintained a cash sweep account arrangement which invests in overnight reverse repurchase agreements. Under the terms of our agreement with a bank, the bank sells us an interest in a pool of securities and grants us a security interest in those securities. At an agreed upon date the bank repurchases our interest in the pool of securities at a price equal to what we paid to the bank plus a rate of return determined daily. Since choosing this investment option none of our investments in a reverse repurchase agreement have extended beyond one business day (i.e. they have all been overnight investments).

Woodward elected the reverse repurchase agreement option for one of its cash sweep accounts in December 2011 (our first quarter of fiscal 2012). The cash balances invested in reverse repurchase agreements at the end of each fiscal quarter since our first fiscal quarter of 2012 were as follows:

Reporting Period End Date	Cash balance invested in reverse repurchase agreements (in thousands)	% of total current assets	% of total assets
December 31, 2011	$183	< 0.1%	< 0.1%
March 31, 2012	10,059	1.2%	0.6%
June 30, 2012	5,748	0.7%	0.3%
September 30, 2012	14,677	1.6%	0.8%
December 31, 2012	4,091	0.5%	0.2%

A reverse repurchase agreement is defined in the Financial Accounting Standards Board Accounting Standards Codification (ASC) Master Glossary and in ASC 940-320-20 as “a transaction that is accounted for as a collateralized lending in which a buyer-lender (Woodward) buys securities with an agreement to resell them to the seller-borrower (a bank) at a stated price plus interest at the specified date or in specified circumstances.”

We have classified these reverse repurchase agreements as cash equivalents in accordance with accounting principles generally accepted in the United States since the investments mature within one business day. Specifically, we primarily relied on the ASC Master Glossary definition of a “cash equivalent,” which states that “cash equivalents are short-term, highly liquid investment that have both of the following characteristics: a) readily convertible to known amounts of cash and b) so near their maturity (in our case one business day) that they present insignificant risk of changes in value because of changes in interest rates.”

In addition, since the investments are overnight, fair value disclosure is not required as the amount is considered to be a cash deposit with no risk of change in value as of the end of each fiscal quarter, particularly since we know the investments were repurchased on the first day of the subsequent fiscal quarter according to the terms of the arrangement.

As we have determined that these reverse repurchase agreements are cash equivalents, they do not impact our Consolidated Statements of Cash Flows, which management concluded is consistent with the guidance of ASC 320-10-45-12. ASC 320-10-45-12 states, in part, “Paragraph 230-10-45-8 permits reporting activity in cash equivalents as a net change.”

The rate of return earned on the overnight investments is recorded as interest income in our Consolidated Statements of Earnings and was insignificant to our Consolidated Statement of Earnings at each fiscal quarter beginning with the first quarter of fiscal 2012.

Note 10. Goodwill, page 68

2. We note your disclosure here that you aggregated reporting units for purposes of your annual goodwill impairment test as of July 31, 2012. Please provide us with your analysis supporting your conclusion to aggregate reporting units. In this regard, please clarify whether the components that make up each of the aggregated reporting units are standalone operating segments or components of operating segments.

Response:

As of July 31, 2012, in accordance with ASC 280 – Segment Reporting, management identified five operating segments: Airframe Systems (AS), Aircraft Turbine Systems (ATS), Engine Systems (ES), Industrial Turbomachinery Systems (ITS) and Electrical Power Systems (EPS).

As of July 31, 2012, in accordance with ASC 350 – Goodwill, which requires that goodwill be tested for impairment at the reporting unit level, management identified eight components, four of which are operating segments (AS, ATS, ES and ITS), and therefore represent reporting units, and the following four components of our EPS operating segment: Wind Power Systems (WPS), Power Conversion Systems (PCS), Power Generation and Distribution (PG&D), and Power Solutions (PS).

Based on the analysis discussed below, management concluded that as of July 31, 2012 it should aggregate the four components identified within the EPS operating segment into a single reporting unit for purposes of goodwill impairment testing, following the guidance of ASC 350-20-35-35.

The table below summarizes management’s identification of operating segments, reporting units within those operating segments, and our aggregated reporting units for goodwill impairment testing as of July 31, 2012.

Operating Segment	Component	Reporting Unit

Airframe Systems	Airframe Systems	Airframe Systems

Aircraft Turbine Systems	Aircraft Turbine Systems	Aircraft Turbine Systems

Engine Systems	Engine Systems	Engine Systems

Industrial Turbomachinery Systems	Industrial Turbomachinery Systems	Industrial Turbomachinery Systems
Electrical Power Systems	Wind Power Solutions	Wind Power Solutions + Power Conversion Systems + Power Generation and Distribution + Power Solutions
Power Conversion Systems
Power Generation and Distribution
Power Solutions

The following is the analysis management performed to determine the appropriateness of aggregating the four EPS components into the WPS + PCS + PG&D + PS reporting unit.

Relevant authoritative guidance

The guidance that applies directly to the testing of goodwill for impairment, ASC 350-20-55-6 and ASC 350-20-55-7, specifically states that the aggregation guidance found at ASC 280-10-50-11, should be considered when determining whether components should be aggregated for purposes of annual goodwill impairment testing. ASC 350-20-55-6 and 350-20-55-7 states as follows:

¶55-6 – “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.”

¶55-7 – “In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

a.	The manner in which an entity operates its business or nonprofit activity and the nature of those operations.

b.	Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent).

c.	The extent to which the component businesses (or nonprofit activities) share assets or other resources, as might be evidenced by extensive transfer pricing mechanisms.

d.	Whether the components benefit from common research and development projects.”

ASC paragraph 280-10-50-11 states:

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objectives and basic principle of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

In addition to outlining additional qualitative considerations for assessing whether or not components have similar economic characteristics ASC 350-20-55-7 notes that not all of the factors outlined in ASC 280-10-50-11 need be met in order for two components (reporting units) to be considered economically similar. ASC 350-20-55-6 and 350-20-55-7 also specifically state that evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances and should be more qualitative than quantitative.

The following discussion summarizes management’s analysis following the guidance of ASC 280-10-50-11, ASC 350-20-55-6 and ASC 350-20-55-7 that resulted in our determination that the four components of the EPS operating segment should be aggregated into one reporting unit as of July 31, 2012. Our response is divided into four parts:

A.	A general discussion of the individual components that were aggregated;

B.	A discussion of the five areas of similarity outlined by ASC 280-10-50-11;

C.	A discussion of the additional factors included in ASC 350-20-55-7(a) through ASC 350-20-55-7(d); and

D.	A discussion of quantitative similarities.

A.	A general discussion of the Electrical Power Systems operating segment and its Wind Power Systems, Power Conversion Systems, Power Generation and Distribution and Power Solutions components.

Our EPS operating segment develops, manufactures and sells systems and component parts that provide power sensing and electrical energy control management. These systems and components improve the security, quality, reliability and availability of power generation and electrical power networks for industrial fossil fuel and renewable energy markets, which markets include the power generation, power distribution and power conversion industries.

EPS designs, manufactures, sells and services power converters for wind turbines and solar farms, and integrated control systems and electronic control devices that measure, communicate and protect energy flows for low and medium voltage distribution systems. Power converters are a critical component for delivering stable, high-quality power to the grid by controlling the voltage and power from variable energy renewable power sources.

EPS revenues are generated primarily from sales to original equipment manufacturers (OEMs) that manufacture diesel or gas powered power stations, generator sets, wind turbines, solar farms, and switchgear equipment. EPS also sells components as aftermarket spares or replacements, and provides other related services to these OEMs and, in some cases, directly to end-users or other distributors. Aftermarket services include repair, overhaul and other services to end customers, OEM customers, and equipment operators as part of the wind power and power station business. Our customers demand technological solutions to meet their needs for security, quality, reliability and availability of electrical power.

Wind Power Systems component

Net sales of WPS are primarily derived from global sales of converters for use with wind turbines at wind farms. The WPS business is the largest component within the EPS operating segment.

Power Conversion Systems component

Net sales of PCS are primarily derived from global sales of converters for use at solar farms and parts for WPS wind power converters.

PCS was created in April 2011 through the Integral Drive Systems (IDS) acquisition. The acquired company was a developer and manufacturer of innovative power electronic systems predominately used in utility scale wind turbines and photovoltaic power plants (solar energy).

Historically, the acquired IDS business sold converters to both wind farms and solar farms. Technology acquired in the acquisition is utilized by both the PCS and the WPS businesses.

Although customer markets overlap, the PCS business within the EPS operating segment has remained separate from the WPS business primarily due to geographic separation and the integration timetable. Management expects to integrate the PCS business into a combined business with WPS during fiscal year 2013, which combined business may become a single component.

Power Generation and Distribution component

PG&D designs, manufactures, sells and supports a complete line of intelligent multifunctional protection and control relays. They are utilized in a wide field of power generation and distribution applications (e.g. utility, industrial, renewable and generator sets).

Net sales of PG&D are primarily derived from electronic parts manufactured for both external customer usage and internal customer usage.

Power Solutions component

Net sales of PS are primarily derived from customized customer specific applications including technology that is derivative to the technology utilized by WPS, PCS, and PG&D.

B.	A discussion of the five areas of similarity outlined in FASB ASC paragraph 280-10-50-11 among the Wind Power Systems, Power Conversion Systems, Power Generation and Distribution, and Power Solutions components.

The nature of products and services

The four EPS components support the global energy market. The EPS components produce systems and components that are generally industrial in nature, consisting of power converters for utility scale wind turbines and photovoltaic power plants, and integrated electronic control systems and electronic control devices that measure, communicate and protect energy flows for low and medium voltage systems. Together the EPS components provide industrial energy with a broad line of products and product offerings which can be found within energy applications including extraction, distribution, processing, power generation and distribution, and utilization/conversion to work. The four EPS components sell to numerous OEMs serving the energy market. Even though the end-users of the products within each of the EPS components may differ, all of the EPS components serve the global energy market and may invest significant time, energy and resources to develop intellectual property to bring products to market.

In each of the EPS components, products include (1) stand-alone energy control products used in power generation, distribution and conversion applications, including renewable power, such as wind and solar, and other industrial and civil applications and (2) energy control components embedded in various end-user applications.

Conclusion –The nature of products and services

Based on the discussion above, management has concluded that the nature of the products and services sold by the four EPS components are similar to one another and represent systems or components that improve the security, quality, reliability and availability of power generation and electrical power networks for industrial markets.

The nature of the production processes

The four EPS components develop and manufacture a wide range of individual products and product lines using various types of production equipment operated by employees possessing similar technical skills.

Certain end products delivered to customers of WPS, PCS and PS are “packaged” in cabinets and represent stand-alone systems, such as wind turbine converters. Production within each of the components relies on an in-depth knowledge of how electricity and electronics work. We do not believe there are any substantive differences among the production processes in any of the four EPS components.

Parts are manufactured by highly skilled technicians utilizing state of the art equipment to produce highly engineered end products. The EPS components’ respective products are all manufactured to high quality control standards.

We believe the EPS components all have similar degrees of labor intensiveness and capital intensiveness, which indicates the similarity of the nature of the production processes. Further, several of our global plant locations support two or more of our EPS components through shared facilities, including manufacturing facilities in the United States, Germany, China and Poland, as well as shared equipment and/or technicians, reflecting the overall commonality of the manufacturing production processes.

Conclusion – The nature of the production process

Based on the discussion above, management concluded that the nature of the production process applicable to the EPS components is similar. Products are produced by similarly skilled technicians using similar production processes. Many of the manufacturing facilities are shared among the EPS components and products are generally manufactured to the same level of quality control standards under similar degrees of labor and capital intensiveness.

The type or class of customer for products and services

All the EPS components sell products and services to various commercial OEMs operating in the industrial energy market. The end products produced by these OEMs in which the respective EPS components’ products are found are broad and may vary among the four components. End products include industrial and wind turbines, photovoltaic power plants, marine and ground propulsion systems, electrical power networks and grids, and on-site power generation units, all of which are a part of the global energy market.

Conclusion – The type or class of customer for products and services

Based on the discussion above, management concluded that the type and class of the majority of the customers are similar in that they are large commercial OEMs servicing various aspects of the energy extraction, generation and usage industries. All of the EPS components’ customers are generally focused on producing power sources and controlling power, including but not limited to, controlling the quality of energy generated and/or linked to the power grid. Therefore, management believes WPS, PCS, PG&D, and PS have a similar type and class of customers for products and services.

The methods used to distribute products or provide services

Customers of the EPS components are generally OEMs that produce products or systems for end-users. Each of the four EPS components generally ship products either directly to the OEMs’ plants, including Woodward’s Airframe Systems internal facilities, or directly to installation sites, and generally not through intermediary distributors, except for some aftermarket applications.

Products manufactured by WPS, PCS and PS tend to have substantial physical presence, generally being at least as large as a pallet. Generally, products of PG&D are much more compact electronic components, rather than stand-alone products packaged in an industrial cabinet.

Based on the physical differences in the product size, distribution methods do vary; however, all four EPS components utilize the same common carriers to deliver product to the customer specified ship-to destination.

Conclusion – The methods used to distribute products or provide services

Based on the discussion above, management concluded that WPS, PCS, PG&D and PS use similar methods to distribute products via common carriers and ship products either directly to the OEMs’ plants or directly to the installation sites.

The nature of the regulatory environment

Each of the EPS components is directly or indirectly subject to various testing, safety and/or efficiency standards that apply to the respective component’s customers. All of our EPS components manufacture products in multiple countries and sell to customers throughout the world, which customers then sell to end-use customers throughout the world. Therefore, the four EPS components, and their customers, are subject to various regulatory environments specific to the countries in which they operate and/or to the countries in which end-users will operate the products. The regulatory environments in which all the EPS components operate can be significantly impacted by government incentive programs, changes in government funding for certain types of energy initiatives, and changes in industry-wide regulatory standards for things such as quality or efficiency.

Conclusion – The nature of the regulatory environment

Based on the discussion above, management has concluded that economic similarities exist in the nature of the regulatory environment in which WPS, PCS, PG&D and PS operate. Although certain government incentive programs may have a more pronounced impact on one or more of the EPS components, broadly speaking, all the EPS components are subject to various regulatory environments specific to the countries in which they operate. The regulatory environment is considered in the operational decisions made by each of the EPS components and can have an impact on the successes, or failures, of their respective programs. As such, the regulatory environment receives similar focus and weight from management across all the EPS components.

C.	A discussion of the additional factors included in ASC 350-20-55-7(a)-(d) for the Wind Power Systems, Power Conversion Systems, Power Generation and Distribution, and Power Solutions components.

Based on the guidance of ASC 350-20-55-6 through ASC 350-20-55-7, we considered the four specific other qualitative factors noted in paragraph ASC 350-20-55-7 as discussed below.

1)	Consideration of ¶55-7 (a) – “The manner in which an entity operates its business or nonprofit activity and the nature of those operations.”

As of July 31, 2012, Mr. Thomas A. Gendron, the CEO, provided strategic oversight to the EPS group president, who managed the EPS operating segment through four component businesses (sub-segments), each of which had a leader and support staff. The four EPS components were managed as a cohesive electrical power business with specific focus provided by the four discrete pieces.

The four components share common facilities and employees that are regularly reassigned among teams as needed. Shared manufacturing facilities that cross over components include production capacity in the United States (Colorado), Germany (Kempen), Poland (Krakow) and China (Tianjin). The EPS group president also regularly transferred management employees among components, as needed.

2)	Consideration of ¶55-7 (b) – “Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent).”

Goodwill of the EPS operating segment originated in a series of acquisitions, including the 2011 IDS acquisition. Although each acquisition was a separate stand-alone transaction, once acquired, the related intellectual property from each acquisition is utilized to support the activities of the entire EPS operating segment.

For example, the primary reason Woodward acquired IDS in fiscal year 2011 was to acquire certain intellectual property that IDS had developed and that Woodward wanted in order to benefit its WPS and PS businesses. The intellectual property acquired in the IDS acquisition benefits the operations of the WPS, PCS and PS businesses through the sharing of the acquired technology.

Likewise, the intellectual property from the various other historical acquisitions is generally shared across all four components of the EPS operating segment.

Also, we considered that profitable sales from each component benefit all of the other EPS components by providing a common pool of profits which management can utilize to fund research and development (R&D) and other infrastructure that benefits all of the EPS components.

3)	Consideration of ¶55-7 (c) – “The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.”

As noted above, the four EPS components generally share physical assets (plant and equipment) and resources (funding, R&D, employees).

The PCS business, which was acquired as part of the IDS acquisition in 2011, is the least integrated of the four component businesses. PCS production capacity is focused in Zurich, Switzerland and Sofia, Bulgaria. Management believes that these plants will become more integrated into the overall EPS operations over time as we continue the normal integration process common to all acquisitions. Certain critical parts manufactured in Sofia were, however, integrated into WPS converters shortly following the IDS acquisition.

4)	Consideration of ¶55-7 (d) – “Whether the components support and benefit from common research and development projects.”

All the EPS products focus on the control and/or stabilization of power in specific end-user applications, which depend on common applications of electrical engineering knowledge and know-how. The four EPS components share a common R&D support structure that leverages this common technological know-how. Although different engineering teams work on specific product lines and products, resources are shared across teams and among manufacturing sites.

D.	A discussion of the quantitative similarities of the Wind Power Systems, Power Conversion Systems, Power Generation and Distribution, and Power Solutions components.

Although the guidance of ASC 350-20-50-6 is more qualitative than quantitative, we did examine the quantitative economic similarities of the four EPS components. Our methodology used to evaluate the quantitative economic similarities among the WPS, PCS, PG&D and PS components is substantially the same as that previously provided to the Staff in response to the Staff’s comment letters dated February 7, 2012 and March 7, 2012 regarding the aggregation of our five operating segments into two reportable segments.

Our evaluation of the quantitative characteristics of the four EPS components indicated that economic characteristics are similar and that any fluctuations in the historic and/or projected values can be explained by market conditions and other factors. More specifically, fluctuations are caused by identifiable factors that can be isolated to specific periods of time and are not indicative of long-term or consistent differences in economic characteristics.

In performing the similar quantitative economic characteristics analyses management utilized several factors, including revenue growth as a percentage of prior year sales, “contribution margin one” (CM1) as a percentage of sales, and gross margin (GM%). CM1 is a Woodward internal measurement of contribution to profit from sales after deducting direct material, labor and variable overhead costs. Management considers CM1 performance to be highly correlated to overall profitability. Financial analysis of historical results has indicated approximately a 90% correlation between CM1 and profitability. After eliminating the impacts of fluctuations caused by identifiable factors, as of July 31, 2012, management expected CM1 performance of the four EPS components to fluctuate within a three to four percent range.

Based on our evaluation of the similar economic characteristics expected to be achieved, management has concluded that, it is appropriate to aggregate the WPS, PCS, PG&D and PS components as a single reporting unit.

Overall conclusion—Economic similarities among the Wind Power Systems, Power Conversion Systems, Power Generation and Distribution and Power Solutions components

Based on the considerations above, management has concluded that WPS, PCS, PG&D, and PS exhibit similar economic and other characteristics pursuant to FASB ASC 350-20-55-7 and ASC 280-50-10-11and should be aggregated into a single reporting unit for purposes of testing goodwill for impairment as of July 31, 2012.

* * * * *

In connection with its response to the Staff’s comment letter, Woodward acknowledges that:

•	Woodward is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Woodward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (970) 498-3112 should you wish to discuss the matters addressed above or other issues relating to the subject Form 10-K. Thank you for your attention to this matter.

Very truly yours,

/s/ Robert F. Weber, Jr.
Robert F. Weber, Jr.
Vice Chairman, Chief Financial Officer and Treasurer

cc:	A. Christopher Fawzy
Woodward, Inc.

  Philip S. Stamatakos

  Timothy J. Melton

  Joel T. May

  Jones Day

  Scott Ward

  Deloitte & Touche LLP